September 16, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Kelly Reed / Ms. Cara Wirth

Re:	Jianzhi Education Technology Group Co Ltd
Registration Statement on Form F-1 Filed August 12, 2025
File No. 333-289524

Dear Ms. Kelly Reed and Ms. Cara Wirth

On behalf of Jianzhi Education Technology Group Co Ltd (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of September 2, 2025 with respect to the Company’s Registration Statement on Form F-1 (the “F-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 1 to the Registration Statement on Form F-1 (the “Amendment No. 1”) filed concurrently with the filing of this letter in response to the Staff’s comments.

Registration Statement on Form F-1 filed August 12, 2025

Cover Page

1.	Please provide disclosure regarding the offering price of the securities required by Item 501(b)(3) of Regulation S-K and the instructions thereto. We note your statement on the cover page that the price "will be determined through arm's length negotiation" with investors; however we also note that you identify a formula based on the closing trading price of the ADSs at page 13. Additionally, please clarify how you intend to populate disclosure that depends in part on the offering price, such as the dilution and capitalization tables, prior to effectiveness (e.g., using a reference price based on the formula and recent trading price, or some other method).

In response to the Staff’s comments, the Company respectfully submits that it has included disclosure regarding the assumed offering price in Amendment No. 1. Such assumed offering price was based on the Company’s preliminary discussion with potential investors, taking into consideration factors including current market conditions, the financial strength of the potential investors, the stage of development of the Company’s business and recent closing price of the Company’s ADSs. The Company further submits that the Dilution and Capitalization sections have been updated using such assumed offering price.

General

2.	We note your response to prior comment 1. To help us better understand the background, timing, and structure of this offering, please tell us the date(s) of any offers or sales related to the offering. While you indicate that you have not entered into subscription agreements with investors, we note that information regarding the volume of securities to be sold, seemingly on a firm rather than best-efforts basis, and method of pricing the offering is included in the Form F-1 as filed on August 12, 2025. Please clarify how this information was determined, including whether through negotiations with investors. To the extent offers or sales were made to investors prior to the public filing of the Form F-1, please explain how they complied with Section 5 of the Securities Act and why this is characterized as a primary offering of securities to investors, rather than the resale of securities issued in a private placement.

In response to the Staff’s comments, the Company respectfully submits that no offers and sales related to the offering were made prior to the public filing of this registration statement on Form F-1 or as of the date of this Amendment No. 1. The Company further submits that the volume of securities to be sold was determined by the Company itself considering its financing needs and potential dilution to the Company’s existing shareholders. The Company expects to price this registered direct offering promptly after the registration statement on Form F-1 becomes effective and coordinate with its depositary bank to issue ADSs to each of the Investor afterwards.

***

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at steve.lin@hankunlaw.com, +86 10 8524 5826 (work) or +86 186 1049 5593 (cell).

Thank you for your time and attention.

Yours sincerely,

/s/ Steve Lin
Steve Lin

cc.	Mr. Yong Hu, Director and Chief Executive Officer, Jianzhi Education Technology Group Co Ltd

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